UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33989

LHC Group, Inc.

(Exact name of Issuer as specified in its charter)

901 Hugh Wallis Road South

Lafayette, Louisiana

70508

(337) 233-1307

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Effective as of February 22, 2023, Lightning Merger Sub, Inc., a wholly owned subsidiary of UnitedHealth Group Incorporated, merged with and into LHC Group, Inc. (such transaction, the “Merger”), with LHC Group, Inc. surviving the Merger as a wholly owned subsidiary of UnitedHealth Group Incorporated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, LHC Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 6, 2023

LHC GROUP, INC.

By:	/s/ Joshua L. Proffitt
Name: Joshua L. Proffitt
Title: Chief Executive Officer and Secretary